Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS L.P. ANNOUNCES RESULTS OF

SHAREHOLDER ELECTIONS IN CONNECTION WITH THE ACQUISITION OF GGP INC.

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Brookfield News, August 23, 2018 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) today announced that, based upon the results of the elections by holders of GGP Inc. (“GGP”) common stock, approximately 92 million limited partnership units of BPY and 160 million Class A shares of Brookfield Property REIT Inc. (“BPR”) are expected to be issued in connection with BPY’s acquisition of GGP. Following the close of the transaction approximately 1.2 billion voting shares of BPR are expected to be outstanding with each share of each class of BPR having a single vote. As of the end of the election period, there were approximately 637 million shares of GGP common stock issued and outstanding.

In addition, BPY also announced that the aggregate amount of cash that GGP will pay as a pre-closing dividend in connection with the transaction is estimated to be $9 billion.

Based on the foregoing and in accordance with the proration and other adjustments set forth in the merger agreement in respect of the transaction, BPY expects that at the closing of the transaction and inclusive of the cash merger consideration:

•	Each cash-electing GGP share will receive $14.642 in cash and 0.376 units of BPY or shares of BPR Class A stock.
•	Each stock-electing GGP share will receive 0.986 units of BPY or shares of BPR Class A stock and $0.312 of cash.
•	Each non-electing GGP share will receive $14.642 in cash and 0.376 units of BPY.

It is expected that the payment date for the pre-closing dividend will be August 27, 2018, and that the closing of the transaction will occur on August 28, 2018, subject to customary closing conditions.

About Brookfield Property Partners L.P.

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

Brookfield Contact:

Matthew Cherry

SVP, Investor Relations & Communications

O: (212) 417-7488

M: (917) 209-7343

matthew.cherry@brookfield.com

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018 and as amended on June 25, 2018, among BPY, Goldfinch Merger Sub Corp. and GGP (as may be further amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No.: 333-224594) that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 (File No.: 333-224593) that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements filed by BPY and GGP were declared effective by the SEC on June 26, 2018 and GGP has mailed the GGP proxy statement/prospectus in definitive form to its stockholders of record as of the close of business on June 22, 2018. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at http://bpy.brookfield.com, and may obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.